Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, March 21, 2012

To the shareholders, the holders of American Depositary Shares, bonds and warrants of Delhaize Group SA/NV (the “Company”):

This letter provides information concerning the agenda of the extraordinary shareholders’ meeting of shareholders to be held on Monday, April 23, 2012, at 11.00 a.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Brussels, Belgium.

At the extraordinary shareholders’ meeting, provided that a quorum of at least fifty percent of the Company’s share capital is present or represented at the meeting, the Company’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement. If the quorum requirement is not satisfied on April 23, 2012, the amendments to the articles of association will be re-proposed along with ordinary shareholders’ meeting agenda items at a combined ordinary and extraordinary shareholders’ meeting of shareholders to be held on May 24, 2012 at 3.00 p.m., local time, at the same location, without any quorum requirement. Please note that the Company intends to hold this second extraordinary shareholders’ meeting along with its ordinary shareholders’ meeting.

The purpose of the extraordinary shareholders’ meeting is to approve amendments to the articles of association of the Company to renew the authority to the Board of directors (the “Board”) to increase the share capital of the Company in the ordinary course of business. This proposal can be validly adopted with the approval of 75% of the votes cast.

Holders of Delhaize Group ordinary shares can validly express the vote attached to their shares at the April 23, 2012 meeting by following the procedures specified in the convening notice of that meeting, which will be published in the press and is available on our web site at www.delhaizegroup.com. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote their shares with respect to the April 23, 2012 meeting by following the procedures specified in a separate convening notice from Delhaize Group’s Depositary, Citibank. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at + 1 (704) 633-8250 ext. 2529. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the notice, the special report of the Board of Directors regarding the authorized capital and a comparison of the current version of the articles of association with the amended version as proposed to the meeting, which can be downloaded from our web site at www.delhaizegroup.com. These documents can also be ordered by shareholders from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51 and by holders of Delhaize Group American Depositary shares by calling Citibank at +1 877 853 2191.

Pierre-Olivier Beckers

President and Chief Executive Officer

Item (1)

Proposal to Amend Article 8

of the Articles of Association of the Company

The Board is authorized under Article 8 A. of the Company’s articles of association for a period of five years expiring on June 18, 2012 to increase the share capital of the Company on one or more occasions up to EUR 9,678,897, which represented 20% of the share capital of the Company at that time.

Since 2007, the Board used such authorization to issue 1.4 million subscription rights as incentive to managers and officers of the Company or its subsidiaries, which represents a dilution of 1.36% of our share capital.

The circumstances in which the Board may decide to increase the share capital of the Company are assessed by the directors in the corporate interest of the Company.

In case of a share capital increase, the Board is authorized to limit or revoke, in the interest of the Company, the preferential rights provided by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the Company or its subsidiaries.

The Special Report of the Board on the renewal of its powers with respect to the authorized capital prepared pursuant to Article 604 of the Belgian Companies Code is available at the Company’s website (www.delhaizegroup.com).

The Board proposes and recommends that the shareholders approve an amendment to Article 8 A., first indent of the Company’s articles of association, which grants authority to the Board to increase the share capital of the Company on one or more occasions up to the amount of EUR 5,094,609, which represents 10% of the share capital of the Company as of March 7, 2012, for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (2)

Powers to Implement the Proposal

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposal approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to Exhibit 99.2

Voting Instructions

You can vote by Internet, Telephone or by Mail

Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.

All votes must be received by the Depositary prior to 10:00 a.m. (New York City time) on April 13, 2012.

Vote by Internet

• Log on to the Internet and go to www.citi.com/dr.

• Click on “Investors” and then click on “Voting by Internet”.

• Follow the steps outlined on the secured website.

• Or with your Smartphone scan the QR code to cast your vote now.

Vote by Telephone

• Call toll free 1-800-652-Vote (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.

• Follow the instructions provided in the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒	Vote by Mail • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

DELHAIZE GROUP SA/NV (the “Company”)

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s).

+
THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain

1.

1.1

1.2

2.

       Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

■	1 U P X	+

<STOCK#>                     01FWDK

Extraordinary General Meeting

A summary of proposals is provided below. Please read the meeting notice and related proxy materials.

1.	Amendment to Article 8 of the articles of association of the Company regarding the renewal of the authorized capital.

1.1	Special report of the Board of Directors.

1.2	Amendment of Article 8 A., first indent of the articles of association, to grant authority to the board of directors to increase the share capital up to the amount of EUR 5,094,609 for a period of five years.

2.	Powers to implement the shareholders resolutions.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Extraordinary General Meeting

to be held on April 23, 2012

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on April 13, 2012 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (the “Company”)

CUSIP No.:	29759W101.
ADS Record Date:	March 19, 2012.
Share Record Date:	April 9, 2012. (Date on which ADS Holders are required under Belgian Law to hold their interest in the shares of the Company in order to be eligible to vote at the Meeting).
Meeting Specifics:	Extraordinary General Meeting - April 23, 2012 at 11:00 a.m. (CET) at the Corporate Support Office of the Company, Square Marie Curie 40 in 1070 Brussels, Belgium.
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of February 18, 2009.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADS, verified by the Depositary as of the Share Record Date.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 4 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to Be Held on April 23, 2012

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the proxy materials relating to the April 23, 2012 Extraordinary General Meeting is available at http://www.delhaizegroup.com.

If you wish to receive a paper or email of copy of these documents you must request one. There is no charge for requesting a copy. Please make your request to Citibank, the Depositary Bank for our American Depositary Shares, by writing to the address below. Alternatively, you can contact the Delhaize Group ADR Shareholder Services line at 1-877-853-2191 to request a copy of the documents.

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-5000